

Mail Stop 3030

April 6, 2010

<u>Via Facsimile and U.S. Mail</u>

Thomas G. Archbold
Chief Financial Officer
Technology Research Corporation
5250-140th Avenue
North Clearwater, Florida 33760

> **Re: Technology Research Corporation**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **   Filed June 18, 2009**
> **Form 8-K filed April 1, 2010**
> **File No. 0-13763**

Dear Mr. Archbold:

We have reviewed your letter dated April 1, 2010 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed April 1, 2010

1. We note that the independent auditors report on the PATCO Electronics, Inc. financial statements included in Exhibit 99.2 were not signed by the auditor. Please revise your Form 8-K to provide a signed audit report, including the auditors' city and state of issuance. Refer to Rule 2-05(a) of Regulation S-X and Item 302 of Regulation S-T.

  As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

  You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.

         Sincerely,

         Lynn Dicker
         Reviewing Accountant